Exhibit 99.146
Blue Pearl Mining Ltd.
6 Adelaide Street East, Suite 500
Toronto, ON M5C 1H6
SUPPLEMENTAL MAILING LIST FORM
National Instrument 51-102 Continuous Disclosure Obligations mandates that Blue Pearl Mining Ltd. (the “Company”) send annually a request form to registered holders and beneficial owners of its securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company’s transfer agent at the following address:
EQUITY TRANSFER SERVICES INC.
120 Adelaide Street West, Suite 420
Toronto, Ontario
M5H 4C3
Please note that both registered holders and beneficial owners of the Company’s securities should return this form. Registered holders of the Company’s securities will not automatically receive the Statements. (Registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank’s name.)
* * * * * * * * * * * *
Please put my name on your Supplemental Mailing List to receive the Statements (as indicated) of Blue Pearl Mining Ltd.
[Please PRINT your name and address]
                     Interim Financial Statements and MD&A
                     Annual Financial Statements and MD&A

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City) (Province/State)

(Postal Code)
Signed:
(Signature of Shareholder)